Notice to ASX/LSE 30 November 2022 Rio Tinto progresses strategy to strengthen, decarbonise and grow Rio Tinto is today providing an update at its Investor Seminar on progress against its long-term strategy to strengthen the business, grow in a decarbonising world and continue to deliver attractive shareholder returns. Updates will include Rio Tinto’s market outlook, with the energy transition expected to add as much as 25% in new demand above traditional sources on a copper equivalent basis across the Group’s key products by 2035. Rio Tinto is targeting investment of up to $3 billion per year in growth to meet this demand, including the Oyu Tolgoi copper, Rincon lithium and Simandou iron ore projects. There are now 30 deployments of the Rio Tinto Safe Production System (SPS) across 16 sites. Roll-outs are ongoing to continuously improve safety, drive employee satisfaction and lift operational performance across Rio Tinto’s global portfolio, delivering benefits such as up to 5 million tonnes of production uplift expected at the Group’s Pilbara iron ore assets in 2023. Executives will outline projects underway to meet challenging decarbonisation targets to halve Scope 1 & 2 emissions by 2030, on the road to net zero by 2050. Six large emissions abatement programmes are focused on renewable power, process heat, diesel and the ELYSISTM zero carbon aluminium smelting technology to drive the transition to net zero by 2050, supported by high-quality nature based solutions. Investments of around $7.5 billion are expected between 2022 and 2030, including around $1.5 billion over the next three years which will be back-end dated. Investments are being prioritised and phased in the most logical way, with consideration for near-term work around energy inputs and attractive economics. New long- term power contracts will also be required for the aluminium business to meet targets. Incremental operating expenditure on building new teams and energy efficiency initiatives remains around $200 million per year, in addition to research and development investment. Rio Tinto Chief Executive Jakob Stausholm said: “We are now creating real momentum, to build a stronger Rio Tinto that is a platform for delivering long-term value. From evolving our culture, to operational improvements, a different approach on cultural heritage, and technology breakthroughs to address climate change and a changing customer environment, we are seeing early results that give us conviction we have the right objectives, the right team, and the right strategy. This is all captured in our newly defined purpose: finding better ways to provide the materials the world needs. “Meeting the incremental demand of the energy transition and ensuring local supplies of critical minerals globally deepens our relevance in the world and provides new opportunities. We are working hard to decarbonise our assets and products, as we invest to grow in materials needed for the energy transition. “The quality of our assets, resilience of cashflows and strength of our balance sheet ensure we are well positioned to continue to invest with discipline for the long term and deliver attractive returns to our shareholders throughout the cycle.” Production guidance is being released for 2023. Pilbara iron ore shipments (100% basis) of 320 to 335Mt are expected in 2023, with mid-term capacity remaining at 345 to 360Mt. EXHIBIT 99.8

Production guidance - Rio Tinto share, unless otherwise stated	2022	2023
Pilbara iron ore (shipments, 100% basis) (Mt)	320 to 335[1]	320 to 335[2]
Bauxite (Mt)	54 to 57	54 to 57
Alumina (Mt)	7.6 to 7.8	7.7 to 8.0
Aluminium (Mt)	3.0 to 3.1	3.1 to 3.3
Mined copper (kt)	500 to 575	550 to 600
Refined copper (kt)	190 to 220	180 to 210
Diamonds (M carats)	4.5 to 5.0	3.0 to 3.8
Titanium dioxide slag (Mt)	1.1 to 1.4	1.1 to 1.4
IOC[3] iron ore pellets and concentrate (Mt)	10.0 to 11.0	10.5 to 11.5
Boric oxide equivalent (Mt)	~0.5	~0.5

[1] At the low end of the range.
[2] Pilbara shipments guidance remains subject to risks around commissioning and ramp-up of new mines and management of cultural heritage.
[3] Iron Ore Company of Canada.

Unit cost guidance	2023[1]
Pilbara iron ore (US$/tonne)	$21.0 - $22.5
Copper C1 (US cents/lb)	160 - 180

[1] FY23 guidance is based on A$:US$ exchange rate of 0.70 and excludes COVID-19 response costs.

The full presentations will be made available at www.riotinto.com.

Notice to ASX/LSE Page 2 of 3

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Matthew Klar M+ 44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, UK Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com